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Exhibit

Exhibit            Description

99                    Announcement on 2023/05/31: Important Resolutions from UMC’s 2023 Annual General Meeting

Exhibit 99

Important Resolutions from UMC’s 2023 Annual General Meeting

1. Date of the shareholders meeting: 2023/05/31

2. Important resolutions (1) Profit distribution/ deficit compensation:

Approved the Company’s 2022 earnings distribution

10,359,861,673 shares were represented at the time of voting (including 7,762,584,312 shares voted via electronic transmission)

Votes for: 9,417,791,365 votes; 90.91% of the total represented at the time of voting.

Votes against: 1,033,055 votes; 0.01% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 941,037,253 votes; 9.08% of the total represented at the time of voting.

3. Important resolutions (2) Amendments to the corporate charter: None

4. Important resolutions (3) Business report and financial statements:

Approved the Company’s 2022 business report and financial statements

10,359,861,673 shares were represented at the time of voting (including 7,762,584,312 shares voted via electronic transmission)

Votes for: 9,398,179,832 votes; 90.72% of the total represented at the time of voting.

Votes against: 2,200,934 votes; 0.02% of the total represented at the time of voting.

Votes invalid: 0 votes; 0.00% of the total represented at the time of voting.

Votes abstained: 959,480,907 votes; 9.26% of the total represented at the time of voting.

5. Important resolutions (4) Elections for board of directors and supervisors: None

6. Important resolutions (5) Any other proposals: None

7. Any other matters that need to be specified: None